FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No.

333-263203

Subscription for SDRs with subscription rights

Rights issue 2022

Send the subscription form to:

Nordea Bank Abp, filial i Sverige

Issuer Services, L850

SE-105 71 Stockholm, Sweden

Subscription period: 27 May – 13 June 2022
ID-number:

This subscription form shall only be used if you have bought, sold or transferred subscription rights from another securities-account or if for any other reason the number of subscription rights that you wish to exercise for subscription of new SDRs differs from what is stated on the pre-printed issue statement. Nominee registered SDR holders must subscribe for SDRs and effect payment for any alloted new SDRs, through and in accordance with instructions from the relevant nominee, or if the holding is registered with more than one nominee, through each of them.

•	The rights issue in Millicom International Cellular S.A. (“Millicom”) is conducted with preferential rights for existing SDR holders.

•	Those who on the record date 23 May 2022 were registered as SDR holders of Millicom received one subscription right for each SDR held.

•	10 subscription rights entitle the holder thereof to subscription of 7 new SDRs in Millicom.

•	The subscription price is SEK 106 per new SDR in Millicom.

•	Subscription is effected by means of simultaneous cash payment, in accordance with payment instructions below.

•	This subscription form and payment must be received by Nordea Bank Abp, filial i Sverige (“Nordea”) no later than on 13 June 2022 at 15.00 CET.

In accordance with the prospectus approved by the Swedish Financial Supervisory Authority on 20 May 2022 or, for U.S. holders only, the prospectus supplement filed with the U.S. Securities and Exchange Commission (“SEC”) on 18 May 2022 (which, together with the accompanying prospectus, is part of Millicom’s registration statement on Form F-3 filed with the SEC on March 1, 2022), I/we hereby subscribe by payment according to the below:

Number of subscription rights exercised			Number of SDRs subscribed for		Cash payment, SEK
	/ 10	x 7		x SEK 106 =

The subscription rights stated above are registered on VP account number:

0	0	0

Incomplete or incorrectly completed subscription forms may be disregarded. No adjustments or additions can be made to the pre-printed text. Please note that the application is irrevocable.

Customers of Nordea’s securities operations are informed that no assessment will be made as to whether or not this financial instrument is appropriate for the customer. Nordea is hereby irrevocably authorised to carry out the subscription of SDRs on the conditions described in the above mentioned prospectus and prospectus supplement. By signing this subscription form I/we confirm that I/we have read and understood the above and that I/we are not and do not act on behalf of any such person whose participation requires further measures as set out above.

National Client Identifier – NCI (mandatory if the investor is a natural person) Please note that NCI must be provided if you are a natural person!
Citizenship, state all if several	Birthdate (year, month, day)	NCI
LEI code (Legal Entity Identifier – mandatory if the investor is a legal person)

Information requested below must be completed, please use capital letters!
Personal identity no./Registration no.	Telephone daytime

Personal data that the shareholder submits in connection with the subscription or that is otherwise registered in connection therewith, is used by Nordea for the purposes of preparation and administration of the subscription. Personal data may also be dealt with by other companies with which Nordea cooperates. If a shareholder wishes to receive information on the personal data relating to him which is held by Nordea the shareholder can request such information from Nordea by writing to the address below. If a shareholder wishes to correct inaccurate or misleading information, he/she can contact Nordea at the address below.

Nordea Bank Abp, filial i Sverige

Personuppgiftsfunktionen, G 129

10571 Stockholm

Surname/Company	First Name
Postal code	City/Country
Address (street, P.O. box, etc)
Place, date	Signature

Payment shall be made to Nordea Bank Abp, filial i Sverige’s bank account: 3473 17 01511

IBAN Number: SE25 3000 0000 0347 3170 1511

Swift/BIC: NDEASESS

For subscription to be valid, the ID-number must be specified in the payment

Note that the payment for subscription shall be exact

Please do not round off amounts

Important information
The rights issue is not being made, directly or indirectly, to persons resident or located in Australia, Canada, Hong Kong, Singapore, or any other jurisdiction where participation would require additional prospectuses, registration or measures besides those required by (A) Swedish law and (B) with respect to the concurrent offering of rights, common shares and SDRs being made in the United States or to “U.S. Persons” (as defined in Regulation S under the U.S. Securities Act of 1933) pursuant to a registration statement on Form F-3, including a prospectus dated March 1, 2022 (“Base Prospectus”), and related prospectus supplement dated May 18, 2022 (together with the Base Prospectus, the “US Prospectus”), filed with the SEC, U.S. law. Consequently, the Swedish prospectus may not be distributed in or into the United States or any country or jurisdiction where such distribution, or the offering, requires such measures or otherwise would violate applicable law. The pre-printed issue statement and payment form, this subscription form and other ancillary documents related to the rights issue (the “Other Swedish Offering Documents”) may also not be distributed in or into any country or jurisdiction where such distribution would violate applicable law.

Holders of SDR rights who are located in or residents of the United States or are otherwise “U.S. Persons” must receive the US Prospectus in addition to the Other Swedish Offering Documents.

No offering material, rights or other securities may be distributed, in or into any country or jurisdiction where such distribution or action would, actually or potentially, violate any sanctions administered or enforced by the U.S. Government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State or other U.S. sanctions authority), the United Nations Security Council (“UNSC”), the European Union, the United Kingdom, or other relevant sanctions authority.

Each person subscribing for new SDRs using this subscription form will be deemed to have declared, warranted and agreed that, by submitting this form and making payment, or by accepting delivery of the subscription rights or the new ordinary SDRs, that it (A) either (i) is not, and that at the time of acquiring or subscribing for new SDRs will not be, a U.S. Person or located or resident in the United States, Australia, Canada, Hong Kong, Singapore, or any other jurisdiction where participation would require an additional prospectus or other regulatory approval, or acting on a non-discretionary basis on behalf of, or for the account or benefit of, any such person, or (ii) is or is acting for a U.S. Person or is or is acting for a person located or resident in the United States and has received a copy of the US Prospectus, and (B) is not, and at the time of acquiring or subscribing for new SDRs will not be, a Russian or Belarusian person or located or resident in Russia or Belarus or any other jurisdiction where participation would violate any sanctions administered or enforced by the U.S. Government (including, without limitation, OFAC or the U.S. Department of State or other U.S. sanctions authority), UNSC, the European Union, the United Kingdom, or other relevant sanctions authority, or acting on a non-discretionary basis on behalf of, or for the account or benefit of, any such person.

Any application for subscription and purchase of new SDRs in violation of the restrictions described above may be void.

Any dispute regarding the offer according to the Swedish prospectus or legal relationships associated therewith shall be determined upon application of the substantive laws of Sweden and exclusively by a Swedish court of law, except as otherwise required by applicable law.

Nordea is acting exclusively for Millicom and no one else in connection with the right issue. Nordea will not regard any other person (whether or not a recipient of this application form) as a client in relation to the rights issue and will not be responsible to anyone other than Millicom for providing the protections afforded to its clients nor for the giving of advice in relation to the rights issue or any other transaction, matter or arrangement referred to in this application form. The fact that Nordea handles the application forms on behalf of Millicom does not affect the foregoing.

Nordea is receiving this form in its capacity as settlement agent in respect of the rights issue. For the avoidance of doubt, Nordea is not registered as a broker or dealer in the United States of America and in its capacity as financial advisor will not be engaging in direct communications relating to the rights issue with investors located within the United States of America (whether on a reverse-inquiry basis or otherwise).

Important Information regarding NCI and LEI
According to Directive 2014/65/ EU on markets in financial instruments (MiFID II), all investors must have a global identification code from 3 January 2018 in order to carry out a securities transaction. These requirements require legal entities to apply for registration of a Legal Entity Identifier (“LEI”) code, and natural persons need to state their NID (National ID or National Client Identifier) to subscribe for SDRs. Each person’s legal status determines whether a LEI code or NID number is required and the book-entry account operator may be prevented from performing the transaction to any person if LEI or NID number is not provided. Legal persons who need to obtain a LEI code can contact the relevant authority or one of the suppliers available on the market. Those who intend to subscribe for SDRs are encouraged to apply for registration of a LEI code (legal persons) or to acquire their NID number (natural persons) well in advance, as this information is required to be submitted with the subscription form.

Important Information for SDR holders in the United States and U.S. Persons
This communication is not an offer to sell or the solicitation of an offer to buy any securities, and neither Nordea nor Millicom will offer or sell the securities referred to herein in any jurisdiction in which such offer or sale would be unlawful. The Rights Issue referred to in this communication may be made in the United States only by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Millicom filed a registration statement (including a prospectus) with the SEC on March 1, 2022 covering, among other things, the Rights Issue to which this communication relates. The prospectus in that registration statement, together with the related prospectus supplement dated May 18, 2022 and the documents incorporated by reference in the prospectus and prospectus supplement, as well as other documents Millicom has filed with the SEC, are available for free by visiting EDGAR on the SEC’s website at www.sec.gov. The prospectus and related prospectus supplement may also be obtained free of charge by calling Broadridge Corporate Issuer Solutions, Inc. at +1 (888) 789-8409.

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